Expense Limitation and Fee Waiver Agreement

Saturna Capital Corporation is undertaking to continue to waive its advisory and administration fee and, to the extent necessary, reimburse expenses, to ensure that the total net annual operating expenses (excluding taxes, commissions, and extraordinary expenses) of each Fund listed below, through March 31, 2017, is not more than as set forth in the table below:

Fund	Annual Total Net Operating Expenses
Short Term Bond Fund	0.75%
Bond Income Fund	0.90%
Global High Income Fund	0.90%
Saturna Sustainable Equity Fund	0.99%
Saturna Sustainable Bond Fund	0.89%

In addition, with respect to Sextant Short-Term Bond Fund, Sextant Bond Income Fund and Sextant Core Fund (each, a "Fund"), Saturna Capital Corporation is undertaking to waive its entire management fee payable by the Fund on days when the total assets of the Fund are under $2 million.

The undertakings described above may be canceled with respect to any of these Funds only with the consent of the Board of Trustees or the termination of the management contract of any such Fund with Saturna Capital Corporation.

SATURNA INVESTMENT TRUST By: /s/ Nicholas F. Kaiser Name: Nicholas F. Kaiser Title: President Date: Decemebr 22, 2015	SATURNA CAPITAL CORPORATION By: /s/ Jane K. Carten Name: Jane K. Carten Title: President Date: December 22, 2015